

07006178

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
SEC FILE NUMBER
~~8-10948~~ 8-66911



SEC MAIL
RECEIVED
PROCESSING
APR 16 2007
WASH, D.C.
186
SECTION

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Niagara International Capital Limited

OFFICIAL USE ONLY
FIRM ID. NO.

PROCESSED
APR 27 2007
THOMSON
FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8940 MAIN STREET (No. and Street)

CLARENCE (City) NY (state) 14031 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JIM KEEFE CPA 716-580-1551 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THE BONADIO GROUP
(Name - if individual, state *last, first, middle name*)

8400 SHERIDAN DRIVE SUITE 230 (Address) (City) NY (state) 14221 Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I ANTHONY NANULA swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Niagara International Capital Limited as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIMBERLY A. DELAMATER
Notary Public - State of New York
No. 01DE6104490
Qualified in Erie County
My Commission Expires Jan. 20, 20 08



Signature

PRESIDENT
Title



Notary Public

This report** contains (check all applicable boxes):
[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Niagara International Capital Limited

MEMBER NASD/SIPC


SEC MAIL
RECEIVED
PROCESSING
APR 16 2007
WASH. D.C.
186
SECTION

April 13, 2007

SEC
Office of Filings & Information System
Branch of Registration & Examinations
100 F. Street N.E.
Washington, DC 20549

To Whom It May Concern:

Please replace the Annual Audited Report Form X-17A-5 Part III and the Oath or Affirmation page that was sent with Niagara International Capital Limited's 2006 Independent Auditors Report with the attached corrected report.

The Oath or Affirmation Page incorrectly contained February 27, 2006 as the date. The date on this page has been corrected to December 31, 2006.

Sorry for any inconvenience.

Thank you,

Bob Barreca
Bob Barreca
Chief Compliance Officer

END

8940 Main Street • Clarence, New York 14031 • Phone: 716-633-3507 • Fax: 716-633-3304